UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

On April 30, 2024, Fusion Fuel Green PLC (the “Company”) mailed its annual report for fiscal 2023 to shareholders. A copy of the annual report is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. A copy of the annual report can also be found on the Company’s website at www.fusion-fuel.eu.

The information furnished in this Report on Form 6-K, including the exhibits related thereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit Number	Description

99.1	2023 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: May 1, 2024	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer

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